

DIVISION OF
CORPORATION FINANCE

February 2, 2009

Thomas E. Long
Vice President Finance and Chief Financial Officer
Matrix Service Company
5100 East Skelly Drive #700
Tulsa, Oklahoma 74135

> **Re: Matrix Service Company**
> **Form 10-K for Year Ended May 31, 2008**
> **File No. 001-15461**

Dear Mr. Long:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended May 31, 2008

Employees, page 8

1. We note the disclosure in the second paragraph and in the risk factor entitled "Work stoppages and other labor problems…" on page 13. Please tell us, and in future filings disclose, the expiration dates of the collective bargaining agreements.

Item 3. Legal Proceedings, page 20

2. We note that you incorporate the information required by Item 103 of Regulation S-K by reference to Note 8 to your financial statements. However, it does not appear that Note 8 provides all of the information required by Item 103 of

Regulation S-K. For example, we note your disclosure regarding your refinery accident. Please tell us, and in future filings disclose, the information required by Item 103 of Regulation S-K for each matter you deem to be a material pending legal proceeding. If you do not deem a matter to be a material legal pending proceeding, please tell us, and in future filings clarify, so that the reader has a better understanding of your potential liabilities.

Management's Report on Internal Control over Financial Reporting, page 73

3. We note the contents of "Management's Report on Internal Control over Financial Reporting" on page 40. In future filings, please include in management's report the statement required by Item 308(a)(4) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions…, page 74

4. We note that you incorporate the information required by this Item from your definitive proxy statement. However, it does not appear that the definitive proxy statement includes the disclosure required by Item 404(b) of Regulation S-K. Please tell us, and in future filings disclose, the information required by Item 404(b) of Regulation S-K. Refer to Question 130.06 of the Regulation S-K Compliance & Disclosure Interpretations, which are available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Definitive Proxy Statement

Equity Ownership Guidelines for Directors, page 8

5. Please tell us, and in future filings disclose, whether each director satisfies the ownership guidelines. Please also comply with this comment with respect to your executive officers under "Equity Ownership Guidelines" on page 27.

Annual/Short-Term Incentive Compensation, page 20

6. Please tell us, and in future filings, disclose the actual results for each objective. To the extent such results are quantifiable, please quantify them. In addition, in future filings please clarify how the committee evaluates the actual results in each category against the expected levels of performance. For example, you may wish to clarify whether the committee assigns a relative weight to each category or instead considers all of the objectives together and makes a subjective determination based on the results in each category. You may also wish to draw distinctions between, and explain how the committee evaluates, categories that appear to lend them self to objective, quantifiable evaluation (e.g., the financial and safety categories), and categories whose evaluation would appear to be more subjective. Finally, to the extent that they are material to an understanding of

your compensation policies and practices, in future filings you should disclose the personal objectives applicable to your executive officers.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions to Dieter King, Attorney, at (202) 551- 3338 or Andrew Schoeffler, Attorney at (202) 551-3748.

Sincerely,

Terence O'Brien
Accounting Branch Chief